# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Shared Hospital Services, CIK 0000744825
CUSIP: 029595105
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 601 Montgomery Street, Suite 850, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/22/2026
Amends the filing with accession number 0001185185-25-000421
Filed by CIK 0001434993
Persons authorized to receive notices and communications: TIGH II, LLC, The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina (SC), 29405, 843-744-5174; Christopher J. Hubbert, 1375 East Ninth Street,, 29th Floor, Cleveland, Ohio (OH), 44114, 216-736-7215

## Reporting persons
- Anita G. Zucker (CIK 0001434993): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TIGH II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: American Shared Hospital Services
Address of issuer's principal executive offices: 601 Montgomery Street, Suite 850, San Francisco, California (CA), 94111
Comment: This Amendment No. 3 to Schedule 13D relates to shares of common stock, no par value (the "Shares"), of American Shared Hospital Services, a California corporation ("AMS"), beneficially owned by TIGH II, LLC, a company that is controlled by Anita G. Zucker, as Trustee of The Article 6 Marital Trust under The First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007. This amendment supplements Mrs. Zucker's initial Schedule 13D filed on November 20, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Both TIGH II and Mrs. Zucker have ceased to be a record or beneficial owner of any Shares of the Company.
Transactions in the class effected during the past sixty days: On June 22, 2026, TIGH II sold in a private transaction all 586,468 Shares that it held to RCS/TIG Holdings, LLC, a company affiliated with Raymond C. Stachowiak, the Company's executive chairman of the board. The purchase price was $2.28 per Share, or $1,337,147 in total.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On June 22, 2026, each of TIGH II and Mrs. Zucker ceased to be the beneficial owner of 5% or more of the outstanding Shares of the Company.

## Signatures
- Anita G. Zucker: /s/ Anita G. Zucker, Anita G. Zucker, as Trustee for The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007 (06/23/2026)
- TIGH II, LLC: /s/ Anita G. Zucker, Anita G. Zucker, President (06/23/2026)